SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 19, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)	The Press Release issued on October 19, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 19 October, 2008
ING to strengthen core capital by EUR 10 billion
•	ING to issue EUR 10 billion of core Tier-1 securities to Dutch State

•	Transaction boosts Bank core Tier-1 ratio to 8%, strengthens Insurance balance sheet and reduces Group Debt/Equity ratio to 10%

•	Core capital issue is non-dilutive to outstanding share capital

•	ING to pass over final dividend for 2008
ING announced today that it has reached an agreement with the Dutch government to strengthen its capital position, creating a strong buffer to navigate the current market and economic environment. ING will issue non-voting core Tier-1 securities for a total consideration of EUR 10 billion to the Dutch State. The transaction will bring ING Bank’s core Tier-1 ratio to around 8%, will strengthen the insurance balance sheet and will reduce ING Group’s Debt/Equity ratio to around 10%.
The strengthening of ING’s capital follows the plans the Dutch government announced on 9 October to make capital available to financial enterprises that are fundamentally sound and viable. ING appreciates the measures the Dutch government is taking to boost confidence and stability in the Dutch financial system.
“Our capital position was in line with previously targeted levels and regulatory requirements. However, market conditions have changed dramatically in recent weeks and have led to an internationally recognised belief that going forward, in this market environment, capital requirements for financial institutions should be higher,“ said Michel Tilmant, CEO of ING. “We feel that at this time it is prudent to raise our core capital to reinforce our strong competitive position in this changing landscape.
“This transaction does not dilute our existing shareholders while providing additional security to our 85 million customers. It reinforces our commitment to our strategy, management of our business portfolio and disciplined approach towards risk and capital management. ING will continue to build its franchise in the long-term interests of all stakeholders,” added Michel Tilmant.
FINANCIAL DETAILS
ING will issue 1 billion non-voting core Tier-1 securities to the Dutch State at a price of EUR 10 per security. The Dutch Central Bank classifies the securities as core tier-1 capital. The securities are pari passu with ordinary common equity meaning the Dutch State will rank exactly the same as common shareholders. The structure of the transaction is designed to avoid dilution of existing shareholders. The security is only transferable with the permission of ING and the Dutch Central Bank.
ING has the right to buy back all or some of the securities at any time at 150% of the issue price. Further, ING has the right to convert all or some of the securities into (depositary receipts for) ordinary shares on a one-for-one basis, from three years after the issuance onwards. If ING chooses to do so, the Dutch State can opt for repayment of the securities at EUR 10 in cash.

The coupon on the core Tier-1 securities is only payable if a dividend — either interim or final — is paid on common shares over the financial year preceding the coupon date. The annual coupon per security will be the higher of EUR 0.85 or an amount equal to 110% of the dividend paid on ordinary shares for the year 2008, 120% for 2009 and 125% from 2010 and onwards.
Given the exceptional circumstances, ING has decided to pass over the final dividend for 2008, leaving the total 2008 dividend at the EUR 0.74 per share that was already paid as interim dividend.
ING Group will use the proceeds of the transaction to increase shareholders’ equity in ING Bank by EUR 5 billion and to strengthen the balance sheet of ING Insurance by EUR 2 billion. The remaining EUR 3 billion will be used to reduce the Debt/Equity ratio at ING Group from 15% to around 10%. After this transaction, ING Bank’s core Tier-1 ratio will be around 8%, with ING Bank’s Tier-1 ratio above 10%.
CORPORATE GOVERNANCE
Under the terms of the agreement, the Dutch State obtains the right to nominate two members for the ING Group Supervisory Board, to be elected at the ING General Meeting of Shareholders in 2009. These nominees will be represented on the Audit Committee, Corporate Governance Committee and Remuneration and Nomination Committee of the Supervisory Board and will have approval rights for decisions concerning equity issuance or buyback (except in connection with this transaction) and strategic transactions with a value equalling more than one quarter of ING’s share capital and reserves.
The ING Supervisory Board will review the remuneration policy for the Executive Board and senior management to align it with new international standards. This will include linking incentive schemes to long-term value creation and risk. All members of the ING Executive Board have volunteered to forego all bonuses — either in cash, options or shares — relating to the performance in 2008 and limit exit-arrangements to a maximum of one year’s fixed salary.
The capital strengthening transaction is expected to be settled by 12 November 2008.

Press enquiries:
Peter Jong	Raymond Vermeulen
ING	ING
+31 20 541 5457	+31 20 541 5682
Peter.Jong@ing.com	Raymond.Vermeulen@ing.com
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.
Nothing in this release shall constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities of ING Groep in any jurisdiction. The securities referred to herein have not been registered under the securities laws of any jurisdiction and will not be offered or sold absent such registration or an applicable exemption therefrom.
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer

W.A. Brouwer
Assistant General Counsel
Dated: October 19, 2008